EXHIBIT 99.1
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PRESS RELEASE
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     1 800 663-3936      info@exfo.com * www.exfo.com    Fiber-optic test,
Tel: (418) 683-0211                                      measurement and
Fax: (418) 683-2170                                      monitoring equipment


            EXFO RECORDS SALES GROWTH FOR SECOND CONSECUTIVE QUARTER

o        SALES INCREASE OF 5% IN FOURTH QUARTER
o        THIRD SEQUENTIAL INCREASE IN NET BOOKINGS
o        POSITIVE CASH FLOWS FROM OPERATIONS IN FOURTH QUARTER

QUEBEC CITY, CANADA, September 25, 2002--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSE: EXF) announced it has recorded sales growth for a second consecutive quarter following the release today of fourth quarter and fiscal 2002 financial results.

Sales increased 5% to US$17.2 million in the fourth quarter ended August 31, 2002 from US$16.3 million in the third quarter. These latest sales figures, however, are still down from US$35.4 million in the fourth quarter of 2001. Overall for fiscal 2002, sales reached US$68.3 million compared to US$146.0 million in 2001.

"Fiscal 2002 has been the most challenging in my 17 years at the head of EXFO due to the unprecedented upheaval in the telecommunications industry," said Germain Lamonde, Chairman, President and CEO of EXFO. "We have implemented decisive actions, while maintaining our focus on customers and the innovation that makes a difference for them."

"Our growth in sales in the last two quarters, increases in net bookings in the last three quarters, and return to positive cash flows from operations in the fourth quarter are early indicators that we're moving in the right direction," Mr. Lamonde added. "They also re-enforce our belief that we're increasingly securing market share and gaining the confidence of our customers as one of the most solid and long-term partners in the fiber-optic test and measurement industry."

EXFO's pro forma* net loss for the fourth quarter of fiscal 2002 amounted to US$1.2 million, or US$0.02 per share, compared to a pro forma net loss of US$3.9 million, or US$0.06 per share, for the third quarter of 2002 and pro forma net earnings of US$3.2 million, or US$0.06 per share, for the fourth quarter of 2001. Net loss for the fourth quarter of fiscal 2002 improved to US$3.0 million, or US$0.05 per share, compared to a net loss of US$263.8 million, or US$4.29 per share, for the previous quarter and a net loss of US$14.2 million, or US$0.25 per share, for the fourth quarter of 2001.

Pro forma* net loss for fiscal 2002 amounted to US$11.2 million, or US$0.19 per share, compared to pro forma net earnings of US$24.5 million, or US$0.46 per share, for 2001. Net loss for fiscal 2002 was US$308.5 million, or $US5.09 per share, compared to a net loss of US$15.3 million, or US$0.29 per share, for fiscal 2001. The net loss in fiscal 2002 is largely due to a US$222.2 million write-down of goodwill and a US$23.7 million write-down of intangible assets that are related to the three strategic acquisitions made during the last two years.


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"EXFO has maintained a fine balance between prudence and boldness during the last 12 months," Mr. Lamonde said. "We have carefully preserved a healthy balance sheet with US$50 million in cash and almost no debt, while we strongly enhanced our strategic position with network operators and system vendors through the acquisitions of critical protocol-layer testing technologies from Avantas Networks and gnubi communications. This greatly expands our addressable market, complements our recognized leadership in optical and physical-layer testing and enhances our position in the datacom market."

BUSINESS HIGHLIGHTS
EXFO introduced approximately 25 best-of-class products in fiscal 2002 including the FTB-8000 SONET/SDH analyzer for deployments of 10 Gb/s optical networks; the Packet Blazer(TM) to ensure Gigabit Ethernet performance in high-speed optical networking; the FTB-5800 Chromatic Dispersion Analyzer for high-speed, dense wavelength division multiplexing (DWDM); the next-generation IQS-505 Intelligent Test System and related test modules for automated testing and manufacturing applications; and the ProAlign(TM) 5000 Component Assembly Workstation for the automated assembly of array-type devices.

Subsequent to the year-end, EXFO announced the acquisition of substantially all the assets of gnubi communications, L.P., a multi-channel telecom and datacom testing solutions supplier with an established customer base of Tier 1 optical transport equipment manufacturers and R&D labs. gnubi's protocol-layer test instruments handle data rates from DS1 to OC-192, E1 to STM-64, as well as Gigabit Ethernet, inside a single modular platform. Altogether, gnubi has delivered more than 15,000 test ports to over 50 customers around the world.

OPERATING EXPENSES
Selling and administrative expenses decreased to US$7.1 million, or 41.3% of sales, for the fourth quarter of fiscal 2002 from US$8.8 million, or 53.5% of sales, for the previous quarter and US$12.1 million, or 34.1% of sales, for the fourth quarter of 2001. In fiscal 2002, selling and administrative expenses amounted to US$35.4 million, or 51.9% of sales, compared to US$46.2 million, or 31.7% of sales, in 2001.

Gross research and development expenses totalled US$3.2 million, or 18.8% of sales, for the fourth quarter of fiscal 2002 compared to US$4.7 million, or 28.9% of sales, for the third quarter of 2002 and US$4.5 million, or 12.6% of sales, for the fourth quarter of 2001. In fiscal 2002, gross research and development expenses reached US$17.0 million, or 24.9% of sales, compared to US$17.6 million, or 12.1% of sales, in 2001.

BUSINESS OUTLOOK
EXFO forecasted sales between US$16.0 million and US$18.5 million and a pro forma* net loss between US$0.03 and US$0.05 per share for the first quarter of fiscal 2003.


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CONFERENCE CALL AND WEBCAST
EXFO will host a conference call today at 5 p.m. (EDT) to review its fourth-quarter and end-of-year results. To listen to the conference call and participate in the question period via telephone, dial 1-416-695-9757. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available between 7 a.m. and 11 p.m. until October 2, 2002. The replay number is 1-416-695-9728. The audio Webcast of the conference call will also be available on EXFO's Website at WWW.EXFO.COM, under the Investors section.


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* PRO FORMA NET EARNINGS (LOSS) REPRESENT NET EARNINGS (LOSS) EXCLUDING
AMORTIZATION AND WRITE-DOWN OF GOODWILL AND THE AFTER-TAX EFFECT OF AMORTIZATION AND WRITE-DOWN OF INTANGIBLE ASSETS, RESTRUCTURING AND OTHER CHARGES AND INVENTORY WRITE-OFFS. ALL FIGURES ARE IN THOUSANDS OF US DOLLARS EXCEPT PER SHARE DATA.

                                       THREE MONTHS     THREE MONTHS    TWELVE MONTHS   TWELVE MONTHS
                                           ENDED            ENDED           ENDED           ENDED
                                         AUGUST 31,       AUGUST 31,      AUGUST 31,      AUGUST 31,
                                           2001             2002            2001            2002
                                      --------------   --------------  --------------- --------------
                                                                (unaudited)
Net loss in accordance with GAAP      $  (14,193)      $  (2,968)      $ (15,294)      $(308,524)


Pro forma adjustments:
Amortization of goodwill
                                          12,520             690          31,076          38,021
Write-down of goodwill
                                              --              --              --         222,169
Amortization of intangible assets
                                           4,003           1,639           9,876          11,615
Tax effect of amortization of
      intangible assets                   (1,319)           (544)         (3,363)         (4,007)
Write-down of intangible assets
                                              --              --              --          23,657
Tax effect of write-down of
      intangible assets                       --              --              --          (8,160)
Restructuring and other charges
      and inventory write-offs             3,288              --           3,288          21,343
Tax effect of restructuring and
      other charges and
      inventory write-offs                (1,083)             --          (1,083)         (7,362)
                                       ---------       ---------       ---------       ---------

Pro forma net earnings (loss)          $   3,216       $  (1,183)      $  24,500       $ (11,248)
                                       =========       =========       =========       =========

Basic and diluted pro forma net
      earnings (loss) per share        $    0.06       $   (0.02)      $    0.46       $   (0.19)

EXFO PROVIDES PRO FORMA FINANCIAL INFORMATION TO HELP THE READER BETTER UNDERSTAND ITS OPERATING RESULTS. THIS INFORMATION IS NOT IN ACCORDANCE WITH, OR AN ALTERNATIVE FOR, GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES REPORTED BY OTHER COMPANIES.


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ABOUT EXFO

EXFO is a leading designer and manufacturer of fiber-optic test, measurement, monitoring and automation solutions for the global telecommunications industry. EXFO markets more than 90 product families to 2000 customers in 70 countries around the world.

EXFO and its subsidiaries develop products for two main markets. The Portable and Monitoring Division provides handheld and modular instruments for the physical-, optical- and protocol-layer testing needs of telecommunications carriers and network service providers. The Industrial and Scientific Division offers an extensive line of high-performance instruments, test automation systems and manufacturing automation equipment for optical component and transmission system vendors as well as for research and development labs.


This news release contains forward-looking statements within the meaning of the
U. S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition that refer to expectations, projections or other characterizations of future events and circumstances. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including continued economic, competitive and market uncertainty, capital spending in the telecommunications sector and our ability to execute successfully in these uncertain conditions; the effects of actions we have taken in response to such uncertainties; market acceptance of new products and upcoming new products; limited visibility of customer orders and the timing thereof; successful integration of our acquired and to-be-acquired companies. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U. S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document and shall not be revised or updated to reflect events after the date of this document.



FOR MORE INFORMATION:
Mike Lamanna
Director, Investor Relations and Corporate Development
(418) 683-0211
MICHAEL.LAMANNA@EXFO.COM